SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 10)

Biosite Incorporated

(Name of Subject Company)

Biosite Incorporated

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

090945 10 6

(CUSIP Number of Class of Securities)

Kim D. Blickenstaff

Chairman and Chief Executive Officer

Biosite Incorporated

9975 Summers Ridge Road

San Diego, California 92121

(858) 805-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, California 92121	San Diego, California 92121
(858) 805-2000	(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Biosite with the SEC on April 5, 2007, April 10, 2007, April 10, 2007, April 16, 2007, April 17, 2007, April 18, 2007, April 20, 2007, April 24, 2007 and April 25, 2007 respectively (the Schedule 14D-9, as previously filed with the SEC and as the same has been or is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Louisiana Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”), disclosed in a Tender Offer Statement on Schedule TO, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Biosite at a purchase price of $85.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end thereof:

On April 25, 2007, Biosite issued a press release announcing that it has received a binding offer from Inverness to enter into a merger transaction pursuant to which Inverness would acquire 100% of the outstanding shares of Common Stock, other than Biosite shares already owned by Inverness, for $90.00 per share in cash (the “Inverness Offer”). The Inverness Offer included a merger agreement signed by Inverness, and was accompanied by copies of signed (and further revised) commitment letters from Inverness’ proposed financing sources. The Inverness Offer states that the Inverness Offer is irrevocable and will remain open until 11:59 p.m., Pacific Daylight Time, on Wednesday, May 2, 2007. Complete copies of the press release by Biosite and the Inverness Offer attaching the merger agreement signed by Inverness and the ancillary agreements signed by Inverness and the revised commitment letters are filed as Exhibit (a)(1)(Z) and Exhibit (a)(1)(AA), respectively, hereto and are incorporated herein by reference.

Biosite also announced that the Biosite Board has determined that the Inverness Offer constitutes a “Superior Proposal” as defined in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, Biosite has transmitted to Beckman a written notice of Biosite’s current intention to terminate the Merger Agreement and accept the Inverness Superior Proposal after 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007. While the Biosite Board has not at this time effected a “Company Change in Recommendation” as defined in the Merger Agreement, Biosite has transmitted to Beckman a written notice of the Biosite Board’s current intention to effect a Company Change in Recommendation in support of the Inverness Superior Proposal after 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007. Beckman Coulter has until 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007 to make a binding offer that the Biosite Board determines is at least as favorable to Biosite’s stockholders as the Superior Proposal made by Inverness.

Absent agreement on a revised transaction with Beckman, Biosite intends to terminate the Merger Agreement and enter into the proposed Inverness merger agreement. In the event Biosite so terminates the Merger Agreement, Beckman would be entitled to a $50 million termination fee from Biosite. The

Inverness Offer provides that, immediately after the execution of the Inverness merger agreement by Biosite, Inverness will make a payment to Biosite in an amount equal to the termination fee paid by Biosite to Beckman.

The Offer is scheduled to expire at 12:00 midnight on Friday, April 27, 2007 (the end of the day Friday). Because Beckman has until 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007 to make the binding offer described above, if Beckman does not itself elect to extend the Offer, Biosite intends to cause Beckman to extend the Offer so that it would expire no sooner than 11:59 p.m., Pacific Daylight Time, on Wednesday, May 2, 2007.

Item 9.

Exhibit No.	Description
(a)(1)(Z)	Press Release issued by Biosite Incorporated on April 25, 2007.

(a)(1)(AA)	Offer Letter, dated April 25, 2007, from Inverness Medical Innovations, Inc. to Biosite Incorporated (attaching: (i) Agreement and Plan of Merger among Inverness Medical Innovations, Inc., Biosite Incorporated and Inca Acquisition, Inc., executed by Inverness Medical Innovations, Inc. and Inca Acquisition, Inc., as Exhibit A; (ii) Non-Competition, Non-Disclosure and Intellectual Property Assignment Agreements among Inverness Medical Innovations, Inc., Biosite Incorporated and each of Kim D. Blickenstaff, Kenneth F. Buechler, Ph.D. and Gunars E. Valkirs, Ph.D., each executed by Inverness Medical Innovations, Inc., as Exhibit B; and (iii) Commitment Letter dated April 24, 2007, executed by General Electric Capital Corporation, UBS Loan Finance LLC and Inverness Medical Innovations, Inc. and Commitment Letter, dated April 24, 2007 executed by UBS Loan Finance LLC, UBS Securities LLC, General Electric Capital Corporation and Inverness Medical Innovations, Inc., as Exhibit C).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED

By:	/s/ Christopher J. Twomey
Name:	Christopher J. Twomey
Title:	SVP, Finance, CFO and Secretary

Dated: April 25, 2007